Exhibit 99.1

Weibo Announces Proposed Debt Offering

BEIJING, CHINA, June 29, 2020—Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB), a leading social media in China, today announced that it has filed a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) under an automatic shelf registration statement on Form F-3, pursuant to which the Company proposes to sell senior notes. The Company intends to use the net proceeds from the offering for general corporate purposes.

The sole bookrunner of the offering is Goldman Sachs (Asia) L.L.C. The co-manager of the offering is China International Capital Corporation Hong Kong Securities Limited.

This announcement is not an offer of the securities for sale in the United States. Any public offering of these securities in the United States will be made by means of a prospectus that contains detailed information about the issuer, which prospectus may be obtained free of charge from EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling Goldman, Sachs & Co. toll-free at +1 (866) 471-2526. A registration statement relating to these securities has been filed with the SEC and has become effective under the U.S. Securities Act of 1933.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States.

About Weibo

Weibo is a leading social media for people to create, share, and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation, and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric, and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products, and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests, and behaviors, to achieve greater relevance, engagement, and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. Weibo may also make forward-looking statements in its periodic reports to the SEC, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F, registration statement on Form F-3, and other documents filed with or furnished to the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts

Investor Relations
Weibo Corporation
Phone: +86 (10) 5898-3336
Email: ir@staff.weibo.com